EXHIBIT 99.3

FOUR SEASONS HOTELS INC.

SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS1

	Three months ended March 31,
(Unaudited)	2006	2005	Variance
Worldwide
No. of Properties	56	56	--
No. of Rooms	14,290	14,290	--
Occupancy[2]	69.2%	66.5%	2.7pts.
ADR[3]	$368.99	$344.12	7.2%
RevPAR[4]	$255.48	$228.70	11.7%
Gross operating margin[5]	32.4%	29.9%	2.5pts.
United States
No. of Properties	20	20	--
No. of Rooms	6,195	6,195	--
Occupancy[2]	74.6%	71.7%	2.9pts.
ADR[3]	$403.65	$372.81	8.3%
RevPAR[4]	$300.97	$267.25	12.6%
Gross operating margin[5]	30.2%	28.1%	2.1pts.
Other Americas/Caribbean
No. of Properties	10	10	--
No. of Rooms	2,165	2,165	--
Occupancy[2]	66.9%	63.3%	3.6pts.
ADR[3]	$453.44	$424.08	6.9%
RevPAR[4]	$303.41	$268.35	13.1%
Gross operating margin[5]	36.9%	35.2%	1.7pts.
Europe
No. of Properties	10	10	--
No. of Rooms	1,720	1,720	--
Occupancy[2]	58.7%	51.9%	6.8pts.
ADR[3]	$522.22	$510.95	2.2%
RevPAR[4]	$306.52	$265.23	15.6%
Gross operating margin[5]	25.0%	21.3%	3.7 pts.
Middle East
No. of Properties	5	5	--
No. of Rooms	1,215	1,215	--
Occupancy[2]	70.5%	70.8%	(0.3)pts.
ADR[3]	$258.34	$224.81	14.9%
RevPAR[4]	$182.13	$159.25	14.4%
Gross operating margin[5]	52.1%	49.5%	2.6pts.
Asia/Pacific
No. of Properties	11	11	--
No. of Rooms	2,995	2,995	--
Occupancy[2]	65.0%	64.7%	0.3pts.
ADR[3]	$202.83	$197.70	2.6%
RevPAR[4]	$131.90	$128.00	3.0%
Gross operating margin[5]	32.6%	30.2%	2.4pts.
1

The term “Core Hotels” means hotels and resorts under management for the full year of both 2006 and 2005. However, if a “Core Hotel” has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a “Core Hotel” in either year. Changes from the 2005/2004 Core Hotels are the additions of Four Seasons Resort Scottsdale at Troon North, Four Seasons Resort Whistler, Four Seasons Resort Costa Rica at Peninsula Papagayo, Four Seasons Hotel Gresham Palace Budapest, Four Seasons Resort Provence at Terre Blanche and Four Seasons Hotel Cairo at Nile Plaza, and the deletion of The Regent Kuala Lumpur. All room numbers in this table are approximate.

2	Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
3	ADR is defined as average daily room rate per room occupied, calculated as the weighted average for each region. In 2004 and 2005, ADR was calculated as straight average for each region.
4

RevPAR is defined as average room revenue per available room. It is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

5	Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

FOUR SEASONS HOTELS INC.

SUMMARY OF HOTEL OPERATING DATA - ALL MANAGED HOTELS

	As at March 31,
(Unaudited)	2006	2005	Variance

Worldwide
No. of Properties	70	65	5
No. of Rooms	17,515	16,530	985
United States
No. of Properties	24	24	--
No. of Rooms	7,045	7,105	(60)
Other Americas/Caribbean
No. of Properties	10	10	--
No. of Rooms	2,165	2,165	--
Europe
No. of Properties	12	11	1
No. of Rooms	1,960	1,855	105
Middle East
No. of Properties	7	5	2
No. of Rooms	1,740	1,215	525
Asia/Pacific
No. of Properties	17	15	2
No. of Rooms	4,605	4,190	415

FOUR SEASONS HOTELS INC.

REVENUES UNDER MANAGEMENT – ALL MANAGED HOTELS

(Unaudited) (In thousands of US dollars)	Three months ended March 31,
	2006	2005
Revenues under management[1]	$ 692,342	$ 601,563

_________________________

[1]

Revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts which we manage. Approximately 59% of the fee revenues (excluding reimbursed costs) we earned were calculated as a percentage of the total revenues under management of all hotels and resorts.